www.linkedin.com/in/mtapman
(LinkedIn)

Top Skills

Vulnerability Assessment and
Penetration Testing (VAPT)

Regulatory Compliance

IT Management

Micah Tapman

Dynamic team builder, exec, and manager with diverse expertise
and a passion for growth
Louisville, Colorado, United States

Summary

I bring diverse experiences in financial services, federal government,
national security/defense, Fortune 500s, and startups. Through it
all I've been known for my analytical skills, strategic thinking, and
a passion for growth and innovation. Teammates would say I'm
intense, determined, and decisive. I am passionate about team
building and mentorship. My expertise in cybersecurity serves me
well as I'm versed in many technologies from mainframes to the
cloud ecosystem. I've combined this with financial training and
experience to become adept at running a P&L, financial modeling,
and fundraising.

When I'm not at the computer or in a meeting you'll find me on a trail
run, bike ride, or in search of a great view. I'm an avid traveler and
use any excuse to jump in some water, ski down a mountainside,
or climb something steep. My friends know me as that guy who's
always game for another adventure.

Experience

The Tapman Group
Founder & CEO
March 2014 - Present (10 years 10 months)
Boulder, Colorado

Founder and day-to-day leader responsible for setting the company's strategic
direction, building a great team, and execution of projects. I'm also responsible
for setting the budget, overseeing P&L metrics, and driving growth. Sales
and marketing are always a challenge as we look to bring on new client and
continue to evolve with existing ones.

InfiniteEco
Partner
August 2024 - Present (5 months)
Boulder, Colorado, United States

7thirty
Managing Partner
October 2018 - Present (6 years 3 months)
Boulder, CO

Apex Trading
Director
January 2018 - Present (7 years)

Flourish Software
Director
June 2019 - Present (5 years 7 months)

BDS Analytics
6 years 10 months

Director
March 2018 - Present (6 years 10 months)
Boulder, CO

CEO
May 2020 - May 2022 (2 years 1 month)
Boulder, Colorado, United States

Led a market research organization through a growth phase that saw revenues increase by 45% while improving gross margin by 105% and reducing expenses by 20%. Responsible for building an executive team to support an expanding client base as well as establishing and maintaining strong partnerships with complementary businesses. Worked with the Board of Directors to set the annual budget and strategic priorities and then translated that direction to a diverse team of outstanding professionals. Led the execution of the strategic plan while maintaining morale despite organizational changes. Guided and oversaw a comprehensive shift of the technology stack to a fully online, cloud-based solution for data collection, aggregation, storage, and analysis. Led the company through a rapid shift to a fully remote work environment during the pandemic. Procured and oversaw implementation of cybersecurity controls and IT management solutions.

Chairman
January 2019 - May 2020 (1 year 5 months)
Boulder

CanopyBoulder

Partner

December 2014 - January 2018 (3 years 2 months)

Boulder, Colorado

Developed and refined a comprehensive training program for technology startups that led to over 100 startup investments. My work focused on business models, go-to market strategies, technology and cybersecurity stacks, and team building. I spoke regularly at startup events and forums on trends, best practices, and strategies. Fundraising was of primary importance and I helped raise over $50MM in venture capital by building great frameworks and crafting compelling pitches to showcase company strengths to investors.

Aerstone

Managing Partner

July 2007 - February 2014 (6 years 8 months)

As one of three founders and the managing partner I helped craft Aerstone into an industry leader in cybersecurity with over $8m in annual revenues and clients across the country. My work included establishing the Aerstone brand, winning new clients, and managing staffing across the company. We invested heavily in software development in the cybersecurity sector while leveraging consulting revenues to fund growth. This careful balancing act led to success in several verticals including financial services, national security, and labor. We also developed an outstanding workplace with innovative leave policies, retirement benefits, and flexible work schedules. Keeping turnover under 5% from 2007-2014 was one of our greatest achievements along with growing to almost 40 full time employees.

SAIC

Program Manager

September 2000 - June 2007 (6 years 10 months)

Seven years at SAIC led to a wide variety of challenging roles and experiences. I started working on a cybersecurity program for DOJ where I quickly became the technical lead. Many months later, after having traveled around the country visiting remote offices, I helped transition the program to a new department, new office, and new management team. These experiences laid the groundwork for much of my consulting work in later years. Learning to connect with clients, understanding the importance of internal political considerations on massive enterprise projects, and balancing the demand for more and more time against the need to enjoy life day to day.

A few years into this endeavor I moved to a new consulting position helping the CTO of a large enterprise. Along with two other consultants we formed a Tiger team to troubleshoot programs across the enterprise including a struggling Active Directory migration, Exchange upgrades and enhancements, SAN and NAS projects, and a full technology refresh of over 10,000 computing devices. All this during the period immediately following 9/11 with all of the extra burdens placed on DOJ to try to protect against another terrorist attack.

By 2004 I was spent on DOJ tasks so I moved to work on the 2004 Olympic Games in Athens. Those two months were filled with challenges ranging from finding far flung sporting venues to working with a translator to troubleshoot technology problems to simply finding my way around Athens. As one of the security liaisons to the Greek police forces I spent most of my time fixing problems and making sure the police had everything they needed to keep the peace.

After the Olympics I decided to take on another challenge by moving to work on a troubled program with Treasury. I spent the next three years rebuilding a cybersecurity program and working closely with the government personnel to secure the federal government's financial systems. This turned into a wonderful, multi-million dollar program.

United States Marine Corps
Sergeant
November 1996 - November 2000 (4 years 1 month)

Way more interesting than college...I became a crack shot with an M203, fought some seriously tough hombres, broke a lot of bones (mostly my own), and developed questionable judgement criteria for dangerous activities. Got to teach combat tactics, water survival, and hand-to-hand combat to a few thousand Marines. And drink plenty of beer along the way. Wouldn't trade it for the world.

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Education

The George Washington University - School of Business
MBA · (2003 - 2005)

Strayer University
Bachelor of Science - BS, Computer Systems Networking and Telecommunications · (1998 - 2000)

University of Maine

Chemistry · (1995 - 1996)